GOLDCORP

NEWS

TSX: G NYSE: GG

GOLDCORP COMPLETES ACQUISITION OF EXETER

Vancouver, August 2, 2017 - GOLDCORP INC. (TSX: G, NYSE: GG) ("**Goldcorp**" or the "**Company**") today announced the closing of the previously announced acquisition of all of the issued and outstanding common shares (the "**Exeter Shares**") of Exeter Resource Corporation ("**Exeter**") not already owned by Goldcorp by way of a court-approved plan of arrangement (the "**Arrangement**").

Pursuant to the Arrangement, Goldcorp acquired all of the issued and outstanding Exeter Shares not already owned by Goldcorp for consideration of 0.12 of a common share of Goldcorp (each whole common share, a "**Goldcorp Share**") for each outstanding Exeter Share. Goldcorp now owns 100% of the outstanding Exeter Shares. In connection with the Arrangement, Goldcorp will issue an aggregate of up to 1,896,145 Goldcorp Shares to former Exeter shareholders, who now hold approximately 0.22% of the 865,034,962 Goldcorp Shares issued and outstanding, on an undiluted basis.

The Exeter Shares are expected to be delisted from the Toronto Stock Exchange on or about August 8, 2017 and will promptly be delisted from the NYSE-MKT and the Börse Frankfurt (Frankfurt Stock Exchange) following closing. In addition, Exeter has made an application to the British Columbia Securities Commission, as principal regulator, and to the securities regulatory authorities in each of the other provinces in Canada in which it is a reporting issuer (or equivalent) for an order that Exeter cease to be a reporting issuer (or equivalent) under applicable securities laws.

Full details of the Arrangement and certain other matters are set out in the management information circular of Exeter dated June 27, 2017 (the "**Information Circular**"). A copy of the Information Circular and the early warning report filed by Goldcorp in connection with the purchase of the Exeter shares can be found under Exeter's profile on SEDAR at www.sedar.com or by contacting Goldcorp at the number shown below. The purpose of the Arrangement was to acquire all of the issued and outstanding Exeter shares not already owned by Goldcorp.

Exeter shareholders who have questions or who may need assistance with the completion of letters of transmittal are advised to contact AST Trust Company (Canada), the depository for the Arrangement, at: North American Toll Free: 1-800-387-0825 Email: inquiries@canstockta.com.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines. For further information about Goldcorp, please visit their website at www.goldcorp.com.

Cautionary Note Regarding Forward Looking Statements

For further information, please contact:

INVESTOR CONTACT
Etienne Morin
Director, Investor Relations
(800) 567-6223

MEDIA CONTACT
Christine Marks
Director, Corporate Communications
Telephone: (604) 696-3050

E-mail: info@goldcorp.com   E-mail: media@goldcorp.com